Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended September 30,					Three months ended December 31, 2012
	2008	2009	2010	2011	2012
Pre-tax income	$244,775	$296,431	$319,979	$324,847	$313,304	$84,087
Interest expense	1,410	2,293	2,725	4,530	39,396	13,434
Capitalized interest	2,606	8,786	3,937	8,218	32,936	9,025
Earnings	$246,185	$298,724	$322,704	$329,377	$385,636	$106,546
Ratio of earnings to fixed charges	61.3x	27.0x	48.4x	25.8x	5.3x	4.7x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.